Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of director DR WOLFGANG CHRISTIAN GEORG BERNDT

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
			WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (HELD AS 14,246 ADRS)	56,984
			WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (SAL OPPENHEIM, VIENNA)	10,000

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

7.	Number of shares acquired 1,365	8.	Percentage of issued class N/A	9.	Number of shares disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share £4.3625	13.	Date of transaction 5 APRIL 2004	14.	Date company informed 5 APRIL 2004

15.	Total holding following this notification 68,349	16.	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22.	Total number of shares or debentures over which options held following this notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification J MILLS GROUP DEPUTY SECRETARY

Date of notification 6 APRIL 2004